UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Sunterra Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

828395103
(CUSIP Number)

December 31, 2003
(Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)*

[X] Rule 13d-1(c)**

[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* For New Generation Advisers, Inc., George Putnam III, Thomas J. Hill and Carl E. Owens

** For New Generation Turnaround Fund (Bermuda) LP
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Generation Advisers, Inc. Tax ID 043020600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 998,365
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 998,365
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Putnam III N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 998,365
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 998,365
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas J. Hill N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 998,365
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 998,365
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl E. Owens N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 998,365
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 998,365
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Generation Turnaround Fund (Bermuda) LP Tax ID 98-0163822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 648,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 648,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON PN

Item 1 . (a) Name of Issuer: Sunterra Corp.

(b) Address of Issuer's Principal Executive Offices:

3865 W. Cheyenne Ave., Building No. 5
North Las Vegas NV 89032

Item 2 (a) Name of Person Filing:

(i) New Generation Advisors, Inc. ("NGA")
(ii) George Putnam, III ("Putnam")
(iii) Thomas J. Hill ("Hill")
(iv) Carl E. Owens ("Owens")
(v) New Generation Turnaround Fund (Bermuda) LP ("Fund")

(b) Address of Principal Business Office or, if none, Residence:

NGA:
225 Friend Street, Suite 801
Boston, MA 02114

Putnam:
c/o NGA
225 Friend Street, Suite 801
Boston, MA 02114

Hill:
c/o NGA
225 Friend Street, Suite 801
Boston, MA 02114

Owens:
c/o NGA
225 Friend Street, Suite 801
Boston, MA 02114

Fund:
c/o NGA
225 Friend Street, Suite 801
Boston, MA 02114

(c). Citizenship or Place of Organization:

NGA: Massachusetts
Putnam: American
Hill: American
Owens: American
Fund: Bermuda

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 828395103

Item 3. If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c.);
(d) [ ] Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C.
80a-8);
(e) [x] An investment adviser in accordance with
section 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in
accordance with section 240.13d-1(b)(1)(ii)
(F);
(g) [x] A parent holding company or control person in
accordance with section 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in
section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with section 240.13d-1(b)(1)
(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a). Amount beneficially owned:
(i) NGA: 998,365
(ii) Putnam: 998,365
(iii) Hill: 998,365
(iv) Owens: 998,365
(v) Fund: 648,900

(b). Percent of class:
(i) NGA: 5.5%
(ii) Putnam: 5.5%
(iii) Hill: 5.5%
(iv) Owens: 5.5%
(v) Fund: 3.6%

(c). Number of shares as to which the person has:
(1) Sole power to vote or to direct the vote:

(i) NGA: ; 0
(ii) Putnam: 0
(iii) Hill: 0
(iv) Owens: 0
(v) Fund: 0

(2) Shared power to vote or to direct the vote:

(i) NGA: 998,365
(ii) Putnam: 998,365
(iii) Hill: 998,365
(iv) Owens: 998,365
(v) Fund: 648,900

(3) Sole power to dispose or to direct the disposition of:

(i) NGA: ; 0
(ii) Putnam: 0
(iii) Hill: 0
(iv) Owens: 0
(v) Fund: 0

(4) Shared power to dispose or to direct the disposition of:

(i) NGA: 998,365
(ii) Putnam: 998,365
(iii) Hill: 998,365
(iv) Owens: 998,365
(v) Fund: 648,900

Item 5. Ownership of Five Percent or Less of a Class:

[X] New Generation Turnaround Fund (Bermuda) LP: 3.6%

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which
Acquired the Security Being Reported on by the Parent
Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired
and are held in the ordinary course of business and were
not acquired and are not held for the purpose of or
with the effect of changing or influencing the control of
the issuer of the securities and were not acquired and are
not held in connection with or as a participant in any
transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the
beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NEW GENERATION ADVISERS, INC.

Date: Jan. 26, 2004 By: /s/ George Putnam, III
George Putnam, III, President

Date: Jan. 26, 2004 /s/ George Putnam, III
George Putnam, III

Date: Jan. 27, 2004 /s/ Thomas J. Hill
Thomas J. Hill

Date: Jan. 27, 2004 /s/ Carl E. Owens
Carl E. Owens

NEW GENERATION TURNAROUND FUND (BERMUDA) LP

By: New Generation Advisers, Inc.
its General Partner

Date: Jan. 26, 2004 By: /s/ George Putnam, III
George Putnam, III, President

EXHIBIT 1

JOINT FILING AGREEMENT AMONG NEW GENERATION ADVISERS, INC., GEORGE PUTNAM, III, THOMAS J. HILL, CARL E. OWENS AND NEW GENERATION TURNAROUND FUND (BERMUDA) LP.

WHEREAS, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

NEW GENERATION ADVISERS, INC., GEORGE PUTNAM, III, THOMAS J. HILL, CARL E. OWENS and NEW GENERATION TURNAROUND FUND (BERMUDA) LP hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.
NEW GENERATION ADVISERS, INC.

Date: Jan. 26, 2004 By: /s/ George Putnam, III
George Putnam, III, President

Date: Jan. 26, 2004 /s/ George Putnam, III
George Putnam, III

Date: Jan. 27, 2004 /s/ Thomas J. Hill
Thomas J. Hill

Date: Jan. 27, 2004 /s/ Carl E. Owens
Carl E. Owens

NEW GENERATION TURNAROUND FUND (BERMUDA) LP

By: New Generation Advisers, Inc.
its General Partner

Date: Jan. 26, 2004 By: /s/ George Putnam, III
George Putnam, III, President